SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, D.C.

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. __)*

                                        Best Medical Treatment Group, Inc.
                                                 (Name of Issuer)

                                           Common Stock, $.001 par value
                                          (Title of Class of Securities)

                                                    086534 10 4
                                                  (CUSIP Number)

                                                  Jehu Hand, Esq.
                                                    Hand & Hand
        24901 Dana Point Harbor Drive, Suite 200, Dana Point, California 92629
                                                  (714) 489-2400
                                   (Name, Address and Telephone Number of Person
                                Authorized to Receive Notice and Communications

                                                  March 16, 1998
                  (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the Statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                   SCHEDULE 13D
CUSIP

1.         NAME OF REPORTING PERSON

            Cheng, Chao Ming (Jenson Cheng)

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

           _____    A
           _____    B

3.         SEC USE ONLY:



4.         SOURCE OF FUNDS:

            Exchange of Shares of Wonderwide Consultants Limited (BUI)

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS        2(d) OR 2E:

           -----

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

            Hong Kong

7.         SOLE VOTING POWER   2,230,000 shares

8.         SHARED VOTING POWER   0

9.         SOLE DISPOSITIVE POWER   2,230,000 shares

10.        SHARED DISPOSITIVE POWER   0

11.        AGGREGATE AMOUNT OWED BY EACH REPORTING PERSON:

            2,230,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

           -----

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            80.6%

14.        TYPE OF REPORTING PERSON:

            In

                                                         2

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ITEM 1.    Security and Issuer.
                    Common Stock, $.001 par value, of Best Medical Treatment Group, Inc., 45110 Club Drive, Suite B, Indian Wells, California 92210.

ITEM 2.    Identity and Background.

                    This statement is filed on behalf of:

                    (a)      Name:  Cheng Chao Ming (Jenson Cheng)

                    (b)      Citizen of Hong Kong

                    (c)      Principal Office address:
               Room 1008-9 Shun Tak Centre
               West Tower
               168-200 Connaught Road
               Central, Hong Kong

                    (d)      During the last five years, Mr. Cheng has not been
                                   convicted in a criminal
                             proceeding (excluding traffic violations or similar
                               misdemeanors).

                    (e) During the last five years, Mr. Cheng has not been a party to a civil proceeding of a judicial or administrative proceeding, the result of which was to make him subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandatory activities subject to, federal or state securities laws or funding any violations with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

                    Mr. Cheng acquired his shares in exchange for all of the
                outstanding shares of
                    Wonderwide Consultants Limited (BVI).

ITEM 4.    Purpose of Transaction.

                    See response to Item 3.

ITEM 5.    Interest in Securities of the Issuer

                    Of the 2,763,379 shares of Common Stock outstanding Mr. Cheney has sole dispositive and voting power over 2,230,000 shares, or 80.6% of the total outstanding shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Mr. Cheng has agreed to escrow 334,500 shares pending transfer to Wonderwide of ownership of the City Hotel (Xian) Co. Limited.
ITEM 7.    Materials to be Filed as Exhibits.

                    None.


                                                     SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 27, 1998                                /s/ Jensen Cheng
                                                      ----------------
                                                      Jensen Cheng



                                                         4

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